Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	6 Months Ended June 30,	12 Months Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings, as defined:
Net income	$91	$194	$147	$76	$28	$55
Income taxes	46	104	69	8	18	18
Total fixed charges as below (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	72	158	190	197	219	225

Total earnings	$209	$456	$406	$281	$265	$298

Fixed charges, as defined:
Interest on long-term debt	$57	$131	$151	$176	$201	$209
Interest on short-term debt and other interest	11	13	22	7	3	3
Amortization of debt discount, expense and premium - net	4	8	9	7	8	7
Estimated interest component of operating rentals	2	7	8	8	7	7
Preferred security distributions of subsidiaries on a pre-tax basis						13

Total fixed charges (a)	$74	$159	$190	$198	$219	$239

Ratio of earnings to fixed charges	2.8	2.9	2.1	1.4	1.2	1.2

Preferred stock dividend requirements on a pre-tax basis	$13	$24	$4	$4	$5	$7
Fixed charges, as above	74	159	190	198	219	239
Total fixed charges and preferred stock dividends	$87	$183	$194	$202	$224	$246
Ratio of earnings to combined fixed charges and preferred stock dividends	2.4	2.5	2.1	1.4	1.2	1.2

(a)	Interest on unrecognized tax benefits is not included in fixed charges.